RESULTS OF STOCKHOLDERS MEETING
(unaudited)

Supplemental Proxy Information
The Annual Meeting of Stockholders of AllianceBernstein Global High Income Fund, Inc. was held on March 27, 2013.

A description of the proposal and number of shares voted at the Meeting are as follows:

1.	To elect Class One Directors (terms expire in 2016):

Director	Voted for	Authority Withheld
Michael J. Downey	76,056,243	1,552,655
Nancy P. Jacklin	76,057,835	1,551,063
Robert M. Keith	76,068,819	1,540,079